UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PMC Commercial Trust

(Exact name of registrant as specified in its charter)

Texas	75 6446078
(State of incorporation or organization)	(IRS Employer Identification No.)

17950 Preston Road, Suite 600 Dallas, Texas	75252
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares of Beneficial Interest, par value $.01 per share	The NASDAQ Stock Market LLC

If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is to become effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is to become effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:

None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Company’s Securities to be Registered.

Pursuant to the Agreement and Plan of Merger dated July 8, 2013 by and among by PMC Commercial Trust (the “Company”), Southfork Merger Sub, LLC, a wholly owned subsidiary of the Company, CIM Urban REIT, LLC (“CIM REIT”), and CIM Merger Sub, LLC, a wholly-owned subsidiary of CIM REIT (as amended, the “Merger Agreement”), upon the closing of the merger and the other transactions contemplated thereby (the “Merger”) the Company is obligated to issue 22,000,003 common shares of beneficial interest, par value $0.01 per share (“Common Shares”), and 65,028,571 Class A convertible cumulative preferred shares of beneficial interest, par value $0.01 per share, (the “Preferred Shares”), to Urban Partners II, LLC (“Urban II”), the members of which will be CIM REIT and CIM Urban Partners GP, LLC (“CIM GP”). A description of the Merger Agreement and the Merger is set forth in the Company’s definitive Proxy Statement/Prospectus dated December 30, 2013, as filed with the Securities and Exchange Commissions (the “Commission”) on December 30, 2013 (the “Proxy Statement / Prospectus”), and the Supplement to the definitive Proxy Statement/Prospectus dated January 31, 2014 and filed with the Commission on that date.

The Company’s listing application with respect to the Common Shares has been approved by The NASDAQ Stock Market LLC.

General

The rights of the holders of the Common Shares are subject to the Company’s Declaration of Trust (as amended, the “Declaration of Trust”) and the Company’s Bylaws (as amended, the “Bylaws”), the Statement of Designation of the Class A Preferred Shares of Beneficial Interest of PMC Commercial, dated as of March 10, 2014 (the “Statement of Designation”) and the Registration Rights and Lockup Agreement, dated as of March 11, 2014 between the Company and Urban II (the “Registration Rights and Lockup Agreement”), each of which is attached as an exhibit hereto and incorporated herein by reference. The summary description of the Common Shares contained herein does not purport to be complete and is qualified in its entirety by reference to such documents.

The Declaration of Trust of the Company authorizes the Company to issue up to 100,000,000 shares of beneficial interest of the Company (“Trust Shares”), which may consist of Common Shares, preferred shares of beneficial interest and such other types of classes of shares of beneficial interest as the Company’s board of trust managers (the “Trust Managers”) may create and authorize from time to time. Upon completion of the issuance of the Common Shares pursuant to the Merger Agreement, 32,596,223 Common Shares will be issued and outstanding and 65,028,571 Preferred Shares will be issued and outstanding. Each Preferred Share is convertible into seven Common Shares. Following consummation of the Merger, the Company is obligated to seek shareholder approval of an increase in the number of authorized Common Shares to one billion shares.

Voting and Other Rights

The Declaration of Trust provides that, except as otherwise specifically required by law or the Declaration of Trust or as specifically provided in any resolution of the Company’s Trust Managers providing for the issuance of preferred shares, the holders of Common Shares (“Common Shareholders”) shall have the exclusive right to vote on all matters as to which shareholders are entitled to vote pursuant to applicable law at all meetings of the shareholders of the Company. Each outstanding Common Share entitles a Common Shareholder to one vote on all matters submitted to a vote of shareholders, including the election of Trust Managers. There is no cumulative voting in the election of Trust Managers, which means that the holders of a majority of the outstanding Common Shares can elect each of the Trust Managers then standing for election. Subject to any provisions of the Texas Business Organizations Code (the “TBOC”) or the Declaration of Trust which may require a greater percentage, any matter to be voted upon by the Common Shareholders shall be approved if the matter receives the affirmative vote of the holders of at least a majority of the shares that are represented in person or by proxy at a meeting of shareholders at which a quorum is present. Those actions of shareholders requiring a supermajority vote of the holders of at least two-thirds (2/3) of the outstanding shares of the Company include (a) amending the Declaration of Trust and (b) removing a Trust Manager.

Common Shareholders are entitled to such distributions as may be declared from time to time by the Trust Managers out of funds legally available therefor; provided that, the ability of the Trust Managers to declare such distributions shall be subject to the provisions of any class or series of shares outstanding, including the terms of the Preferred Shares described in the Statement of Designation.

Common Shareholders have no conversion, redemption or preemptive rights to subscribe for any securities of the Company under the Declaration of Trust or Bylaws. All outstanding Common Shares are and shall be fully paid and nonassessable. In the event of liquidation, dissolution or winding up of the affairs of the Company, Common Shareholders shall be entitled to share ratably in the assets of the Company remaining after provision of payment of liabilities to creditors and payment of liquidation preferences to holders of the Preferred Shares described in the Statement of Designation.

Indemnification

Both the TBOC and the Declaration of Trust provide that no shareholder of the Company will be individually or personally liable for any obligation of the Company. The Bylaw’s further provide that the Company shall indemnify each shareholder, including Common Shareholders, against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder.

Preferred Shares

The preferred shares authorized by the Declaration of Trust may be issued from time to time in one or more series in such amounts and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption as may be fixed by the Trust Managers. Under certain circumstances, the issuance of preferred shares may adversely affect the voting and other rights of the Common Shareholders. Upon completion of the Merger contemplated by the Merger Agreement, 65,028,571 Preferred Shares will be issued to Urban II. The rights of the Common Shareholders are subject to the rights of the holders of Preferred Shares, including the right of such holders to convert the Preferred Shares into Common Shares on a 7-for-1 basis and the right to receive distributions in preference to the Common Shares. Such Preferred Shares have not been registered and are not being registered pursuant to this Form 8-A.

A description of the terms of the Preferred Shares and the Statement of Designation is contained in the Proxy Statement / Prospectus under the section entitled “THE TERMS OF THE PMC COMMERCIAL PREFERRED SHARES” and is incorporated herein by reference. A copy of the Statement of Designation is attached hereto as Exhibit 8 and is incorporated herein by reference. The foregoing referenced description of the Preferred Shares and the Statement of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Statement of Designation.

Classification or Reclassification of Shares of Beneficial Interest

The Declaration of Trust authorizes the Trust Managers to classify or reclassify any unissued Common Shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption.

Restrictions on Transfer

For the Company to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), (i) not more than 50% in value of its outstanding Trust Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, (ii) the Trust Shares must be beneficially owned by 100 or fewer persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and (iii) certain percentages of the Company’s gross income must be from particular activities. The Declaration of Trust, subject to certain exceptions, provides that no holder other than any person approved by the Trust Managers, in their discretion (provided that such approval will not result in termination of the status of the Company as a REIT) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the lesser of the number or value (in either case as determined in good faith by the Trust Managers) of the total outstanding Trust Shares (the “Ownership Limit”). The Trust Managers may waive the Ownership Limit if evidence satisfactory to the Trust Managers and the Company’s tax counsel is presented that such ownership will not then or in the future jeopardize the Company’s status as a REIT. As a condition of such waiver, the intended transferee must give written notice to the Company of the proposed transfer and must furnish such opinions of counsel, affidavits, undertakings, agreements and information as may be required by the Trust Managers no later than the 15th day prior to any transfer which, if consummated, would result in the intended transferee owning Trust Shares in excess of the Ownership Limit. The foregoing restrictions on transferability and ownership will not apply if the Trust Managers determine that it is no longer in the best interests of the Company to continue to qualify as a REIT. Any transfer or issuance of Trust Shares or any securities convertible into Trust Shares that would (i) create a direct or indirect ownership of Trust Shares in excess of the Ownership Limit, (ii) with respect to transfers only, result in the Trust Shares being owned by fewer than 100 persons or (iii) result in the Company being “closely held” within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the Trust Shares.

The Declaration of Trust provides that the Company, by notice to the holder thereof, may purchase any or all Trust Shares (the “Excess Shares”) that are proposed to be transferred pursuant to a transfer which, if consummated, would result in the intended transferee owning Trust Shares in excess of the Ownership Limit or would otherwise jeopardize the REIT status of the Company. The purchase price of any Excess Shares shall be equal to the fair market value of such Excess Shares on the last trading day immediately preceding the day on which notice of such proposed transfer was sent, as reflected in the closing sales price for the Excess Shares, if then listed on a national securities exchange, or such price for the Excess Shares on the principal exchange if then listed on more than one national securities exchange, or, if the Excess Shares are not then listed on a national securities exchange, the latest bid quotation for the Excess Shares if then traded over-the-counter, or, if no such closing sales price or quotations are available, the fair market value as determined by the Trust Managers in good faith.

From and after the date fixed for purchase by the Trust Managers, so long as payment of the purchase price for the Excess Shares to be so redeemed shall have been made or duly provided for, the holders of such Excess Shares to be purchased by the Company shall cease to be entitled to distribution, voting rights and other benefits with respect to such Excess Shares except the right to payment of the purchase price for the Excess Shares. Any dividend or distribution paid to a proposed transferee on Excess Shares prior to the discovery by the Company that such Excess Shares have been transferred in violation of the provisions of the Declaration of Trust shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Shares may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Shares and to hold such Excess Shares on behalf of the Company.

All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% in number or value of the Company’s outstanding Trust Shares must give a written notice to the Company containing the information specified in the Declaration of Trust by January 31 of each year. In addition, each shareholder must, upon demand, disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of Trust Shares as the Trust Managers deem necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

The Trust Managers of the Company have determined that the Ownership Limitation shall not be applicable to Urban II, CIM REIT and CIM GP.

Registration Rights and Lockup Agreement

In connection with the Merger, Urban II and the Company executed and delivered the Registration Rights and Lockup Agreement. A description of the Registration Rights and Lockup Agreement is contained in the Proxy Statement / Prospectus under the section entitled “THE REGISTRATION RIGHTS AND LOCKUP AGREEMENT; MASTER SERVICES AGREEMENT – Registration Rights and Lockup Agreement” and is incorporated herein by reference. In addition, a copy of the Registration Rights and Lockup Agreement is attached hereto as Exhibit 9 and is incorporated herein by reference. The foregoing referenced description of the Registration Rights and Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights and Lockup Agreement.

Item 2.	Exhibits.

1.	Declaration of Trust (incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)).

2.	Amendment No. 1 to Declaration of Trust (incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)).

3.	Amendment No. 2 to Declaration of Trust (incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1993).

4.	Amendment No. 3 to Declaration of Trust dated February 10, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

5.	Bylaws (incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)).

6.	Amendment No. 1 to Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 16, 2009).

7.*	Amendment No. 2 to Bylaws.

8.*	Statement of Designation of the Class A Preferred Shares of Beneficial Interest of PMC Commercial dated as of March 10, 2014.

9.*	Registration Rights and Lockup Agreement dated as of March 11, 2014 between the Company and Urban Partners II, LLC.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 11, 2014	PMC COMMERCIAL TRUST

/s/ Jan F. Salit
	Name:	Jan F. Salit
	Title:	President